EXHIBIT 1

FOR IMMEDIATE RELEASE

March 11, 2003

Contact Information :
   Nissin Co.,Ltd.
   Hitoshi Higaki
   Managing Director and General Manager,
   Corporate Planning Department
   Tel: (TOKYO) +81-3-3348-2424
   E-mail: info-ir@nissin-f.co.jp

Sale of Shares of Future Create Inc.

Future Create Inc. (“Future Create”) and Nissin Co., Ltd. (“Nissin”) have had a business and capital tie-up alliance since December 2001 for the purpose of expanding their financial services to owners of small and medium-sized companies. Although Nissin owned 2,100 shares (51.22%) of Future Create, we hereby inform you that Nissin’s shareholding has become 700 shares (17.07%) following its sale of a portion of its shares of Future Create.

1.     Reason for the sale of shares

Nissin entered into a capital tie-up agreement with Future Create in December 2001 to expand its financial services to owners of small and medium-sized companies, and developed, together with Future Create, new businesses in the field of business owner loans. However, after reviewing the significance of Future Create’s business of owning and operating restaurants to Nissin’s business strategy, Nissin has concluded that the above business does not fit in the business domain of Nissin and its consolidated subsidiaries. Accordingly, Nissin has decided to sell a portion of its shares of Future Create, and Future Create will no longer be a subsidiary or an affiliate of Nissin. Nevertheless, both companies intend to maintain a business alliance.

2.     Content of the sale of shares

(1)	Number of Future Create shares to be sold: 1,400

(2)	Total sale amount for the shares: ¥105,000,000

(3)	Sale to: Tetsuo Eto

(4)	Transfer date: March 11, 2003

3.     Company profile of Future Create

(1)	Company name: Future Create Inc.

(2)	Establishment: March 13, 2000

(3)	Address: Onda Bldg. 6F, 47-5, Ikebukuro 2-chome, Toshima-ku, Tokyo, Japan

(4)	Representative: Tetsuo Eto

(5)	Capital stock: ¥180,000,000

(6)	Business: Comprehensive development and support services for stores

4.     Effects of the termination of the capital tie-up on Nissin’s consolidated performance

With the termination of the capital tie-up agreement, Future Create will no longer be a consolidated subsidiary of Nissin. Future Create’s profit/loss accounts will be reflected in Nissin’s consolidated performance for the year ending March 2003, and there is a possibility of loss from the sale on a consolidated basis. However, any such loss will have only a minor effect on Nissin’s consolidated performance.